Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME n.º 16.404.287/0001-55

NIRE n.º 29.300.016.331

MINUTES OF BOARD OF DIRECTORS’ MEETING

HELD ON JULY 7, 2022

1.	Date, Time and Venue: On July 7, 2022, at 04:00 p.m., in a meeting through exclusively digital means (videoconference), in accordance with item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano. S.A. (“Company”).

2.	Convening and Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Nildemar Secches (Vice-Chairman of the Board), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). The meeting was also attended by Mrs. Silvia Krueger Pela as Secretary.

3.	Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, and Mrs. Silvia Krueger Pela acted as secretary.

4.	Agenda: To resolve on the financial lease transaction to be entered into between Zenale Finance SRL Con Unico Socio (“Lessor”), wholly owned subsidiary of the bank Société Generale, Milan Branch (“Bank”), to finance the acquisition of rail wagons (“Equipment”), which will be structured by the assignment of the acquisition right held by the Company in relation to the Equipment in face of Greenbrier Maxion - Equipamentos E Serviços Ferroviários S.A. (“Supplier”) to the Lessor, which will pay the purchase price and will acquire the property of the Equipment and, subsequentially, will lease the Equipment to the Company through several financial lease agreements, each one in relation to a batch of equipment (as delivered by the Supplier) with 5-year term, whose aggregate leases values may reach a total amount of USD 120,000,000.00 (one hundred and twenty million dollars) (“Transaction”), as well as to approve the execution by the Company of the instruments necessary to make it viable.

5.	Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.	Resolutions: The Director unanimously and without reservation, resolved to

6.1.	Approve the Transaction described in item 4 above, which shall have the following main conditions: (i) financial lease total amount of USD 120,000,000.00 (one hundred and twenty million dollars), considering the aggregate value of each executed lease; and (ii) five (5)-year term, counted from the Equipment lease date, for each batch of leased Equipment by the Supplier to the Company.

6.2.	Ratify the execution by the Company with the Supplier of the “Equipment Supply Agreement”, dated as of June 21, 2022, for the acquisition of the Equipment (“Purchase Agreement”);

6.3.	In compliance with the Company’s Bylaws, authorized the Company’s Executive Board to practice any and all acts required and/or convenient to give effect to the foregoing resolutions, including, without limitation, (i) discussing, negotiating and defining the terms and conditions of said contracting not established in this resolution; and (ii) executing the respective agreements to perform the Transaction, as well as any other related contracts and/or instruments and any amendments thereto related to the Transaction.

6.4.	Ratified all acts that have been practiced by the Company’s management in relation to the foregoing matters.

7.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, July 7, 2022.

___________________________ Silvia Krueger Pela Secretary